Mail Stop 3561

April 10, 2008

William Schloth
Chief Financial Officer
Future Now Group Inc.
Galleria Building
61 Unquowa Rd.
Fairfield, Connecticut 06824

      Re: Future Now Group Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed April 8, 2008
             File No. 333-148391

Dear Mr. Schloth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Security Ownership of Certain Beneficial Owners and Managers, page 13

1. Please revise the beneficial ownership table to reflect the ownership of Professional Offshore Opportunity Fund, Ltd. and Professional Traders Fund, LLC or advise us as to why disclosure of such ownership is not required.

Description of Securities, page 14

2. We note your response to prior comment one from our letter dated March 25, 2008. In order to clarify the disclosure, please disclose in the first paragraph on page 14 the number of warrants to purchase common stock that are currently outstanding. In the fourth paragraph on page 14, you indicate that the exercise price for the warrants issued in connection with the bridge convertible notes is $0.08 per share, yet in the fifth paragraph, you indicate that the exercise price for the warrants is $0.35 per share. Please advise or revise. In addition, we note that the numbers of warrants and the exercise price differs significantly from the disclosure in pre-effective amendment 1 to the registration statement. Please advise us as to the reason for the change.

3. In the description of the registration rights agreement on page 15, please disclose when the registration rights expire.

4. In the third paragraph on page 15, please clarify, if true, that 1,100,000 of the warrants were exercised as opposed to converted, and disclose the exercise price. Because this is the first time it is mentioned, please briefly disclose that the reverse stock split was a 12:1 stock split and the date on which it occurred. In addition, please clarify whether the holders of the remaining 888,000 warrants received 1,776,000 warrants in addition to or in replacement for the warrants held. Also, please disclose whether the exercise price was adjusted.

Description of Business, page 17

5. We note your response to prior comment three from our letter dated March 25, 2008. However, we re-issue the comment to the extent it requested disclosure of how the share exchange with Future Now Inc. was developed.

Stock Option Plan, page 37

6. Please disclose how many options to purchase common stock are currently outstanding as well as the weighted average exercise price for such options.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330 or Jim Allegretto, Senior Assistant Chief Accountant at (202) 551-3720 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David E. Danovitch
       Gersten Savage LLP